Eastside Distilling, Inc. 8911 NE Marx Drive, Suite 2A Portland, Oregon 97220

September 10, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Evan Ewing

Re:	Eastside Distilling, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 10, 2021
File No. 333-259295

Acceleration Request

Requested Date:	September 14, 2021
Requested Time:	2:00 PM Eastern Time

Mr. Ewing:

The undersigned, Eastside Distilling, Inc., respectfully requests that the effective date of its Pre-Effective Amendment No. 1 to Registration Statement on Form S-3, as above-captioned, be accelerated, and that such Registration Statement be permitted to become effective at 2:00 P.M. Eastern Time on September 14, 2021 or as soon thereafter as possible.

Eastside Distilling, Inc. hereby authorizes Robert Brantl, counsel for Eastside Distilling, Inc., to orally modify or withdraw this request for acceleration.

Respectfully submitted

/s/ Geoffrey Gwin
Geoffrey Gwin
Chief Financial Officer